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                                RADIAN GROUP INC.
                        SCHEDULE OF NET INCOME PER SHARE
                                  EXHIBIT 11.1


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                                                                    QUARTER ENDED MARCH 31
                                                                    ----------------------
                                                                       2001             2000
                                                                       ----             ----
(In thousands, except per-share amounts and market prices)

Net income ...............................................         $ 80,157          $ 58,600
Preferred stock dividend adjustment ......................             (825)             (825)
                                                                   --------          --------
Adjusted net income ......................................         $ 79,332          $ 57,775

Average diluted stock options outstanding ................          3,406.0           2,138.8
Average exercise price per share .........................         $  51.93          $  29.95
Average market price per share - diluted basis ...........         $  62.36          $  40.47

Average common shares outstanding ........................           40,838            37,419
Increase in shares due to exercise of options -
 diluted basis ...........................................              681               445

Adjusted shares outstanding - diluted ....................           41,519            37,864

Net income per share - basic .............................         $   1.94          $   1.54
                                                                   ========          ========

Net income per share - diluted ...........................         $   1.91          $   1.53
                                                                   ========          ========
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